Sub-Item 77I(b)
The following classes were created during the period covered by the N-SAR:

Select Class, Class R2 and Class R6 shares for Undiscovered Managers
Behavioral Value Fund.  This class is described
in the prospectuses for the Select Class, Class R2 and Class R6 shares and also in the materials described
in Sub-Item 77Q1(d).